As filed with the Securities and Exchange Commission on July 23, 1999

                                                       Registration No. 333-____

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------
                                    FORM S-3

                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                              --------------------

                          MEDICAL SCIENCE SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

            TEXAS                                                94-3123681
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)

                          100 N.E. LOOP 410, SUITE 820
                            SAN ANTONIO, TEXAS 78216
                                 (210) 349-6400
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              --------------------
                                U. SPENCER ALLEN
                CHIEF FINANCIAL OFFICER, SECRETARY AND TREASURER
                          MEDICAL SCIENCE SYSTEMS, INC.
                          100 N.E. LOOP 410, SUITE 820
                            SAN ANTONIO, TEXAS 78216
                                 (210) 349-6400
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                              --------------------
           Copies of all communications, including all communications sent to the agent for service, should be sent to:

                             PHILLIP M. RENFRO, ESQ.
                           FULBRIGHT & JAWORSKI L.L.P.
                         300 CONVENT STREET, SUITE 2200
                            SAN ANTONIO, TEXAS 78205
                                 (210) 270-7172

        Approximate date of commencement of proposed sale to the public:
   From time to time after the effective date of this Registration Statement.

                              --------------------

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box: |_|

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: |_|

                                                       CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------------
          TITLE OF EACH CLASS OF        AMOUNT OF SHARES  PROPOSED MAXIMUM OFFERING        PROPOSED MAXIMUM            AMOUNT OF
       SECURITIES TO BE REGISTERED      TO BE REGISTERED      PRICE PER SHARE(1)      AGGREGATE OFFERING PRICE(1)   REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK, NO PAR VALUE PER
SHARE..............................     12,000,000(2)(3)           $2.40625                  $28,875,000                $8,027.25
------------------------------------------------------------------------------------------------------------------------------------
TOTAL..............................     12,000,000(2)(3)           $2.40625                  $28,875,000                $8,027.25
====================================================================================================================================

 (1) Pursuant to Rule 457(c), the proposed maximum offering price per share and proposed maximum aggregate offering price have been calculated on the basis of the average of the bid and ask prices of the Common Stock as reported on the Nasdaq National Market on July 21, 1999.
 (2) Represents 11,000,000 shares of Common Stock issuable upon conversion of Series A Preferred Stock and upon exercise of warrants to purchase 1,000,000 shares of Common Stock.
 (3) Pursuant to Rule 416(a), this Registration Statement shall also cover any additional shares of Common Stock which become issuable by reason of any stock dividend, stock split, recapitalization or other similar transactions effected without the receipt of consideration which results in an increase in the number of the outstanding shares of Common Stock.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

P R O S P E C T U S


                               12,000,000 Shares

                         MEDICAL SCIENCE SYSTEMS, INC.

                                 COMMON STOCK
                               ---------------

      This prospectus relates to the public offering, which is not being underwritten, of up to 12,000,000 shares (the "Shares") of our common stock, no par value per share ("Common Stock"), which are issuable to the holders of our Series A Preferred Stock or to the holders of warrants to purchase Common Stock.

      The prices at which our shareholders may sell the Shares will be determined by the prevailing market price for the Shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the Shares.

      Our Common Stock is traded on The NASDAQ SmallCap Market (the "Nasdaq Market") and The Boston Stock Exchange under the symbol "MSSI." On July 21, 1999, the last reported sale price for our Common Stock on the Nasdaq Market was $2.3125 per share.

      The holders of the Series A Preferred Stock will acquire their shares of Common Stock on August 20, 1999, assuming shareholder ratification of the issuance of the shares of Series A Preferred Stock pursuant to the private placement we completed in June 1999 and assuming shareholder approval of an amendment to the Articles of Incorporation of the Company to increase the authorized shares of Common Stock from 10,000,000 shares to 50,000,000 shares.

     This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                 ---------------

     INVESTING IN THE COMMON STOCK INVOLVES RISKS. YOU SHOULD READ THE "RISK FACTORS" BEGINNING ON PAGE 3.

                                 ---------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
      COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is July 23, 1999.

                            AVAILABLE INFORMATION

      We have filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), related to the Shares. This Prospectus is part of that Registration Statement and does not contain all of the information set forth in the Registration Statement and its exhibits. You may obtain further information with respect to the Company and the Shares by reviewing the Registration Statement and the attached exhibits, which you may read and copy at the following locations of the Commission:

        Public Reference Room                New York Regional Office      Chicago Regional Office
        Judiciary Plaza                      Seven World Trade Center      Citicorp Center
        450 Fifth Street, N.W., Rm. 1024     13th Floor                    500 West Madison Street, Suite 1400
        Washington, D.C.  20549              New York, New York 10048      Chicago, Illinois  60661-2511

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, we file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the locations described above. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the Public Reference Room of the Commission by calling the Commission at 1-800-SEC-0330. The Commission maintains a Web site that contains the Registration Statement, reports, proxy statements and other information regarding the Company at http://www.sec.gov.

      We furnish our shareholders with annual reports containing audited financial statements with a report thereon by our independent public accountants.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The Commission allows us to "incorporate by reference" certain information into this Prospectus. This means that we can disclose important information to you by referring you to another document we have filed separately with the Commission. The information incorporated by reference is considered to be a part of this Prospectus, except for any information that is superseded by other information that is set forth directly in this document.

      The following documents that we have previously filed with the Commission pursuant to the Exchange Act are hereby incorporated by reference into the
Prospectus:

      (1) Our Annual Report on Form 10-KSB/A for the fiscal year ended December 31, 1998.

      (2) Our Quarterly Report on Form 10-QSB for the quarter ended March 31, 1999.

      (3) Our Current Report on Form 8-K dated June 16, 1999 and filed June 25, 1999 reporting our private placement of Series A Preferred Stock.

      (4) The description of our Common Stock contained in Item 1 of our Registration Statement on Form 8-A dated December 15, 1997.

      Medical Science Systems also incorporates by reference additional documents that may be filed with the Commission between the date of this Prospectus and the date of completion of the offering of the shares of Common Stock by the selling shareholders. These include periodic reports, such as Annual Reports on Form 10-KSB, Quarterly Reports on Form 10-QSB and Current Reports on Form 8-K, as well as proxy statements.

      Documents incorporated by reference are available from us without charge, excluding all exhibits, except that if we have specifically incorporated by reference an exhibit in this Prospectus, the exhibit also will be available without charge. Shareholders may obtain documents incorporated by reference in this Prospectus by requesting them in writing or by telephone from Medical Science Systems at the following address:

                  Medical Science Systems, Inc.
                  100 N.E. Loop 410, Suite 820
                  San Antonio, Texas 78216

                  Attention:  Investor Relations
                  Telephone:  210 349-6400

You should rely only on the information contained or incorporated by reference in this Prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this Prospectus. This Prospectus is dated July 23, 1999. You should not assume that the information contained in this Prospectus is accurate as of any date other than that date. In this Prospectus, the "Company," "Medical Science Systems," "MSS," "we" and "our" refer to Medical Science Systems, Inc.

              SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This Prospectus and the documents incorporated by reference contain certain forward-looking statements including, without limitation, statements concerning our expectations of future sales, gross profits, research and development expenses, selling, general and administrative expenses, product introductions and cash requirements. Forward-looking statements often, although not always, include words or phrases such as "will likely result," "expect," "will continue," "anticipate," "estimate," "intend," "plan," "project," "outlook" or similar expressions. Actual results may vary materially from those expressed in such forward-looking statements. Factors which could cause actual results to differ from expectations include those set forth under "Risk Factors." We cannot be certain that our results of operations will not be adversely affected by one or more of these factors.

                                  RISK FACTORS

      You should carefully examine this entire Prospectus and should give particular attention to the risk factors set forth below in conjunction with the other information contained or incorporated by reference in this Prospectus in evaluating an investment in the Shares.

RECENT DEVELOPMENTS

      In June 1999, the Company completed the Private Placement of 2,200,000 shares of Series A Preferred Stock. Upon shareholder approval of a proposal to amend the Articles of Incorporation of the Company to increase the number of authorized shares of Common Stock from 10,000,000 shares to 50,000,000 shares and upon shareholder approval of a proposal to ratify the issuance of the shares of Series A Preferred Stock issued pursuant to the Private Placement, each issued and outstanding share of Series A Preferred Stock will be converted into five (5) shares of Common Stock. The Company anticipates such shareholder approval at its Annual Meeting of Shareholders scheduled for August 20, 1999. Upon conversion of the Series A Preferred Stock, the holders of Series A Preferred Stock will own approximately 68% of the then issued and outstanding shares of Common Stock.

     Following the Private Placement, the Company's Board of Directors consists of Dr. Phillip R. Reilly, Gary L. Crocker, Kenneth S. Kornman, Thomas A. Moore and Edward M. Blair, Jr. Dr. Reilly serves as Chairman of the Board of Directors. Michael G. Newman, Ronald A. LaRosa and Paul J. White each resigned as directors of the Company upon completion of the Private Placement. Paul J. White formerly served as President and Chief Executive Officer of the Company, and now serves as Senior Vice President and General Counsel. A search is being conducted by the Board of Directors for an individual(s) to serve as President and Chief Executive Officer of the Company. Until such positions are filled, Philip R. Reilly will serve as Interim Chief Executive Officer of the Company and Kenneth S. Kornman will serve as Interim President of the Company.

NO ASSURANCE OF ADDITIONAL NECESSARY CAPITAL

      The Company anticipates that its current financial resources will be adequate to maintain its current and planned operations through January 2001. Arthur Andersen LLP, the Company's independent auditors, have included in their report on the financial statements for the year ended December 31, 1998, an explanatory paragraph with respect to the Company's need for future funding and have expressed concern with respect to the Company's ability to continue as a going concern. There can be no assurances that the Company will be able to raise any additional capital. If additional amounts cannot be raised prior to the expiration of such time periods, the Company would suffer material adverse consequences to its business, financial condition and results of operations and would likely be required to seek protection under the United States Bankruptcy laws.

      The Company's future capital requirements will depend on many factors, including successful expansion of sales of PST(R), the Company's genetic test for periodontal disease, and continued scientific progress with its research and development programs. The continuation of the Company's research and development activities beyond January 2001 may require substantial additional capital from private or public sources. There is no assurance that such capital will be available to the Company on acceptable terms. Furthermore, the market for publicly-traded stocks of biotechnology companies has been depressed since 1993, and the competition for equity capital from public and private sources has intensified among the over 1,000 biotechnology companies in the United States that are dependent on infusions of capital to fund their operations. The Company is also engaged from time to time in discussions with several companies concerning the licensing of certain of the Company's proprietary technologies or forming strategic alliances, which could provide additional sources of funding to the Company as well as a possible source of equity capital. The Company is unable to predict the likelihood of completing any such arrangements. There can be no assurance that the Company will be successful in obtaining additional capital in amounts sufficient to continue to fund its operations and product development.

NEED FOR SHAREHOLDER APPROVAL

      Since the Company is listed on The NASDAQ SmallCap Market, it is subject to the governance requirements adopted by the NASDAQ. These requirements, among other things, require listed companies to obtain the consent of their stockholders to any issuance of securities equaling 20% or more of the entity's outstanding voting shares if the issuance involves a discount from market or book value. As of the date the Company completed its Private Placement, the Company had 5,558,668 shares of Common Stock outstanding; as a result, the issuance of more than 1,109,693 shares of Common Stock requires such shareholder approval. In order to complete the Private Placement prior to obtaining stockholder approval, we offered our Series A Preferred Stock rather than Common Stock in order to complete the offering without violating the NASDAQ rules. The Series A Preferred Stock issued in connection with the Private Placement will not be convertible into Common Stock until required stockholder approvals have been received to meet the applicable NASDAQ requirement and to amend the Company's Articles of Incorporation to increase its authorized shares of Common Stock. UPON OBTAINING STOCKHOLDER APPROVAL OR UPON THE COMPANY BEING DELISTED FROM THE NASDAQ SMALL CAP STOCK MARKET AND, IN EITHER CASE, UPON THE COMPANY'S ARTICLES OF INCORPORATION BEING AMENDED TO INCREASE THE COMPANY'S AUTHORIZED NUMBER OF SHARES OF COMMON STOCK TO A NUMBER GREATER THAN ALL SHARES OF COMMON STOCK THE COMPANY HAS RESERVED FOR ISSUANCE, INCLUDING THE SHARES RESERVED FOR ISSUANCE UPON CONVERSION OF THE SERIES A PREFERRED STOCK, EACH SHARE OF THE SERIES A PREFERRED STOCK WILL AUTOMATICALLY BE CONVERTED INTO FIVE SHARES OF COMMON STOCK. The Company's annual meeting of shareholders is scheduled to take place on August 20, 1999, at which the Company will seek shareholder ratification of the Private Placement and shareholder approval of increasing the authorized shares of Common Stock. However, the Company cannot give any assurance that such shareholder ratification and approval will be obtained or that the Common Stock will not be delisted as a result of a violation of NASDAQ rules.

INABILITY TO FULLY USE NET OPERATING LOSS CARRYFORWARDS

      As a result of the losses incurred in 1997 and 1998, the Company has not recorded a Federal income tax provision for those years and has recorded a valuation allowance against all future tax benefits. As of March 31, 1999, the Company had net operating loss carryforwards of approximately $14,200,000 for Federal income tax purposes, expiring in varying amounts through the year 2019. The Company also had a research tax credit of approximately $170,129 at December 31, 1998, that expires in varying amounts through the year 2018. The Company's ability to use its NOL and credit carryforwards is subject to Section 382 of the Internal Revenue Code of 1986 (the "Code"). These restrictions provide for limitations on the Company's utilization of its NOL and credit carryforwards following a greater than 50% ownership change during the prescribed testing period. The Company experienced a change in ownership interest in June 1999. The Company does not believe that this change in ownership significantly impacts the Company's ability to utilize its net operating loss and tax credit carryforwards as of March 31, 1999, because the amount of the cumulative annual limitation during the carryforward period approximates the total amount of net operating loss and tax credit carryforwards.

INSUFFICIENT AUTHORIZED SHARES OF COMMON STOCK

      Our Articles of Incorporation authorize the issuance of up to 10,000,000 shares of Common Stock. Assuming the conversion of the Series A Preferred Stock issued pursuant to the Private Placement, we will have more shares of Common Stock that will have either been issued or reserved for issuance pursuant to the terms of such Series A Preferred Stock or under previously issued options or warrants or under our stock plans than the Company has authority to issue. As a result, until such time as our Articles of Incorporation are amended to increase the authorized number of shares we can issue, we will not have enough authorized shares of Common Stock to satisfy our obligations with respect to the conversion of the Series A Preferred Stock or exercise of the warrants issued in connection with the Private Placement, or warrants or options we have previously granted, which if exercised by the holders thereof, would result in us breaching the terms of such options and warrants and resulting in liability to the Company, which liability could have a material adverse effect on the Company's financial condition, business and results of operation. To avoid breaching these covenants, the placement agent for the Private Placement agreed not to exercise its warrants to purchase 1,000,000 shares of Common Stock, and the Series A Preferred Stock will not be convertible into Common Stock, until required shareholder approval has been received to amend the Company's Articles of Incorporation to increase its authorized shares of Common Stock. The Company has scheduled its annual meeting of shareholders for August 20, 1999, at which the Company anticipates receiving such shareholder approval. We cannot give any assurance that shareholder approval of such amendment to our Articles of Incorporation will be obtained or that option or warrant holders will not attempt to exercise such instruments prior to us obtaining approval at such meeting.

UNCERTAINTY OF MARKET ACCEPTANCE FOR GENETIC SUSCEPTIBILITY TESTS

      The commercial success of our genetic susceptibility tests and those that we may develop will depend upon their acceptance as medically useful and cost-effective by patients, physicians, dentists, other members of the medical and dental community and insurers. Broad market acceptance can be achieved only with substantial education about the benefits and limitations of such tests. It is uncertain whether current genetic susceptibility tests or others that we may develop will gain market acceptance on a timely basis. If patients, dentists and physicians do not accept our tests, or take a longer time to accept than we anticipate, then our revenues and profit margins may be reduced and may result in additional losses.

NEW BUSINESS VENTURE

      The securities being offered hereby are subject to the risks inherent in any new business venture. Although we have operated as a contract research firm since 1986, we have limited experience and a short history of operations with respect to marketing and selling susceptibility tests or therapeutics. We have had only minimal revenues related to the sale of our genetic susceptibility testing services. With the exception of our periodontal susceptibility test, the genetic susceptibility tests anticipated to be sold by us have not yet been finally designed, developed, tested or marketed. Therefore, there can be no assurance that we will be able to complete development of these genetic susceptibility tests, that those tests will be accepted in the marketplace, or that the tests can be sold at a profit. Our business may also be affected significantly by economic and market conditions over which we have no control. Consequently, an investment in the Shares is highly speculative. We do not guarantee any return on an investment in the Shares.

HISTORY OF OPERATING LOSSES; ACCUMULATED DEFICIT; UNCERTAINTY OF FUTURE PROFITABILITY

      We incurred net operating losses of $788,546 in fiscal year 1996, $4,494,062 in 1997 and $9,508,275 in 1998. As of March 31, 1999, our accumulated deficit was $16,078,710. Our losses have resulted principally from expenses incurred in research and development and from selling, general and administrative expenses. These expenses have exceeded our revenues. We have yet to generate any significant revenues from the sale of our genetic susceptibility testing services and there can be no assurance that we will be able to generate significant revenues in the future. We expect our operating losses to continue for the near future as our research and development, sales and marketing activities and operations continue. Our ability to achieve profitability depends on our ability to develop our sales and marketing capacity and our ability to successfully market and sell our products and services. It is uncertain when, or if, we will become profitable.

POSSIBLE NASDAQ DELISTING; LIMITED PUBLIC MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF SECURITIES PRICES

      Our Common Stock is currently listed on The NASDAQ SmallCap Market and the Boston Stock Exchange. If the Company fails to maintain the qualification for its Common Stock to trade on the NASDAQ SmallCap Market or the Boston Stock Exchange, its Common Stock could be subject to delisting. The NASDAQ Stock Market announced increases in the quantitative standards, which became effective in February 1998, for maintenance of any of (x) $2,000,000 of net tangible assets, (y) $35,000,000 of market capitalization or (z) $500,000 of net income for two of the last three years and a minimum bid price per share of $1.00. On February 3, 1999, we received notice from NASDAQ that we are in violation of NASDAQ's minimum bid price requirement and that if our Common Stock did not have a closing bid price of at least $1.00 for ten consecutive trading days during the 90-day period ending May 3, 1999, our Common Stock was subject to delisting on May 3, 1999. The Company believes it satisfied this requirement by having a closing bid price of at least $1.00 for the ten consecutive trading days ending March 29, 1999; however the Company has not yet received notice from NASDAQ that such requirement was satisfied. Furthermore, there can be no assurance that our stock price will maintain such $1.00 minimum bid price. If the market price for our Common Stock does fall below the $1.00 bid price, our Common Stock could be subject to delisting from The NASDAQ SmallCap Market.

      On April 19, 1999, the Company received an additional notice from the NASDAQ SmallCap Market indicating that the Company was in violation of NASDAQ's $2,000,000 minimum net tangible asset requirement. As a result of the Private Placement, management believes that the Company is in compliance with NASDAQ's minimum net tangible asset requirement. The Company filed a Current Report on Form 8-K dated June 25, 1999, containing the Company's pro forma balance sheet at May 31, 1999, adjusted to reflect the results of the Private Placement. Such balance sheet reflects net tangible assets in excess of $2,000,000. If the Company is unable to maintain compliance with NASDAQ's minimum net tangible asset requirement, the Company would likely be delisted from The NASDAQ SmallCap Market and may also suffer material adverse consequences to its business, financial condition and results of operations. Such NASDAQ delisting would also greatly impair the Company's ability to raise additional necessary capital through equity or debt financing.

      On April 26, 1999, the Company received a letter from NASDAQ expressing concern regarding the "going concern" opinion of Arthur Andersen LLP, the Company's independent public accountant, given in Arthur Andersen's report contained in the Company's Annual Report on Form 10-KSB. While NASDAQ did not notify the Company that its Common Stock was subject to delisting due to such opinion, NASDAQ does have the discretion to so delist the Company's Common Stock for any number of reasons, including the "going concern" opinion of Arthur Andersen. Their can be no assurance that the Company will be able to address this issue in a manner satisfactory to NASDAQ, or that the Company's Common Stock will not be delisted from The NASDAQ SmallCap Market.

      If our shares are not listed as intended, trading, if any, would be conducted in the over-the-counter market in the so-called "pink sheets" or the OTC Bulletin Board, which was established for securities that do not meet The NASDAQ SmallCap Market's listing requirements. Consequently, selling our shares would be more difficult because smaller quantities of shares could be bought and sold, transactions could be delayed, and security analysts' and news media's coverage of our company may be reduced. These factors could result in lower prices and larger spreads in the bid and ask prices for our shares.

      If our shares are not listed on The NASDAQ SmallCap Markets and/or the Boston Stock Exchange, they may become subject to Rule 15g-9 under the Exchange Act. That rule imposes additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, the rule may affect the ability of broker-dealers to sell our shares and affect the ability of holders to sell our shares in the secondary market.

      The SEC's regulations define a "penny stock" to be any equity security that has a market price less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. The penny stock restrictions will not apply to our shares if they are listed on The NASDAQ SmallCap Market or the Boston Stock Exchange and we provide certain price and volume information on a current and continuing basis, or meet required minimum net tangible assets or average revenue criteria. We cannot assure you that our shares will qualify for exemption from these restrictions. If our shares were subject to the penny stock rules, the market liquidity for the shares could be adversely affected.

      Historically, our Common Stock has experienced low trading volumes. The market price of the Common Stock also has been highly volatile and it may continue to be highly volatile as has been the case with the securities of other public biotechnology companies. Factors such as announcements by the Company or its competitors concerning technological innovations, new commercial products or procedures, proposed government regulations and developments or disputes relating to patents or proprietary rights may substantially affect the market price of the Company's securities. Changes in the market price of the Common Stock may bear no relation to the Company's actual operational or financial results.

COMPETITION

      Research in the field of disease predisposing genes and genetic markers is intense and highly competitive. Genetic research is characterized by rapid technological change. Our competitors in the United States and abroad are numerous and include, among others, major pharmaceutical and diagnostic companies, specialized biotechnology firms, universities and other research institutions (including those receiving funding from the Human Genome Project). Many of our potential competitors have considerably greater financial, technical, marketing and other resources than us. These greater resources may allow our competitors to discover important genes or genetic markers before us. If we, in conjunction with the Department of Molecular and Genetic Medicine at the University of Sheffield, U.K., do not discover disease predisposing genes or genetic markers associated with increased disease severity, characterize their function, develop susceptibility tests and related information services based on such discoveries, obtain regulatory and other approvals, if needed, and launch such services or products before competitors, then our revenues and earnings will be reduced or eliminated. In addition, any of the susceptibility tests that we may develop, including our periodontal susceptibility test, could be made obsolete by less expensive or more effective tests or methods which may be developed in the future. We expect competition to intensify in our industry as technical advances are made and become more widely known.

DIFFICULTY OF DEVELOPING GENETIC SUSCEPTIBILITY TESTS

      It is uncertain whether we will be successful in developing and bringing to market our current portfolio or future tests based on the genetic discoveries made by us and our collaborators. Even when we discover a genetic marker (i.e., a genetic variation or polymorphism associated with increased disease incidence or severity), additional clinical trials need to be conducted to confirm the initial scientific discovery and to support the scientific discovery's clinical utility in the marketplace. The results of a clinical trial could delay, reduce the test's acceptance or cause our company to cancel a program. Such delays, reduced acceptance or cancellations would reduce revenues and may result in losses.

UNCERTAINTY OF INSURANCE REIMBURSEMENT

      Our ability to successfully commercialize existing genetic susceptibility tests and others that we may develop depends in part on obtaining adequate reimbursement for such testing services and related treatments from government and private health care insurers (including health maintenance organizations) and other third-party payors. Physicians' and dentists' decisions to recommend genetic susceptibility tests, as well as patients' elections to pursue testing, are likely to be heavily influenced by the scope and extent of reimbursement for such tests by third-party payors. Government and private third-party payors are increasingly attempting to contain health care costs by limiting both the extent of coverage and the reimbursement rate for new testing and treatment products and services. In particular, services which are determined to be investigational in nature or which are not considered "reasonable and necessary" for diagnosis or treatment may be denied reimbursement coverage. To date, few insurers or third-party payors have agreed to reimburse patients for genetic susceptibility tests.

      It remains uncertain whether insurers or third-party payors will elect to provide full reimbursement coverage for the genetic susceptibility tests in the near future. If adequate reimbursement coverage is not available from insurers or third-party payors, it is uncertain whether individuals will elect to directly pay for the test. If both insurers or third-party payors and individuals are unwilling to pay for the test, then the number of tests performed will be significantly decreased. Such a scenario would result in reduced revenues and possible losses.

RELIANCE ON COLLABORATIVE PARTNERS

      In 1994 we entered into a strategic alliance with the Section of Molecular Medicine at Sheffield University, a world leader in the genetic aspects of common diseases with an inflammatory component. In 1996 we formalized our relationship by entering into a master agreement (the "Master Agreement"). Under the terms of the Master Agreement, we will undertake the development and commercialization of discoveries resulting from the research of the Section of Molecular Medicine at Sheffield University. In exchange, Sheffield University will receive a share of the resultant net profits, with the percentage of net profits for us and Sheffield University agreed upon separately under project agreements related to each test (each a "Project Agreement"). Our share of the net profits under such Project Agreements ranges from 60% to 67%. The Master Agreement may be terminated with or without cause by either party upon six-months' notice. Although termination does not affect any existing Project Agreements, any termination would limit or eliminate our access to future Sheffield University genetic discoveries that fall outside of the scope of our existing Project Agreements.

      The Project Agreements (excluding the agreement covering the periodontal test which has no fixed termination date) each have a 10-year term, which is automatically renewed for one-year periods unless terminated by either party upon a six months' prior notice. The Project Agreements may be terminated: (i) by mutual agreement, (ii) by either party 30 days after an uncured breach or default by the other party; (iii) by either party upon certain events of bankruptcy; and (iv) by our company if Professor Gordon Duff ceases to be an employee of, or head of the Section of Molecular Medicine at Sheffield University. In the case of mutual agreement to terminate, or in the case of our terminating a Project Agreement prior to the end of the 10-year term, net profits would be reallocated by mutual agreement in light of the continued responsibilities between the parties. However, Sheffield University's share of the net profits would not be allowed to fall below ten percent (10%) in such an instance. If the Master Agreement or any of the Project Agreements were terminated, we would need to enter into additional collaborative arrangements in order to continue to build a future pipeline of products.

      In the future we may, in order to facilitate the sale of our testing services and/or products, enter into collaborative selling arrangements with one or more other persons. It is uncertain whether we will be able to negotiate acceptable collaborative arrangements in the future or that such collaborative arrangements will be successful. If we are unable to identify collaborative partners to sell certain of our services and/or products, we may be forced to develop an internal sales force to market and sell our services and/or products in markets where we are not intending on developing a direct selling presence. Such a process would take more time and potentially cost more. As a result, our revenues and earnings would be reduced. If we do enter into collaborative selling arrangements, our success will depend upon the efforts of others and may be beyond our control. Failure of any collaborative selling arrangement could result in reduced revenues and possible losses.

UNCERTAIN ABILITY TO PROTECT PROPRIETARY TECHNOLOGY

      Our success will partly depend on our ability to obtain patent protection, both in the United States and in other countries, for our products and services. In addition, our success will also depend upon our ability to preserve our trade secrets and to operate without infringing the proprietary rights of third parties.

      We have sixteen (16) patent applications pending, including applications covering certain of our anticipated genetic susceptibility tests. There can be no assurance that our patent applications will ever be issued as patents or that the claims of any issued patents will afford meaningful protection for our technology or products. Further, others may develop similar products which test for susceptibility related to some diseases yet avoid infringing upon, or conflicting with, our anticipated patents. In addition, there can be no assurance that any patents issued to us will not be challenged, and subsequently narrowed, invalidated or circumvented.

      Our testing services and/or products may also conflict with patents which have been or may be granted to others. As the biotechnology industry expands and more patents are filed and issued, the risk increases that our products may give rise to a declaration of interference by the Patent and Trademark Office, or to claims of patent infringement by other companies, institutions or individuals. Such entities or persons could bring legal proceedings against us seeking damages or seeking to enjoin us from testing, manufacturing or marketing our products. Patent litigation is costly, and even if we prevail, the cost of such litigation could have an adverse effect on us. If the other parties in any such actions are successful, in addition to any liability for damages, we could be required to cease the infringing activity or obtain a license. It is uncertain whether any license required would be available to us on acceptable terms, if at all. Failure by us to obtain a license to any technology that we may require to commercialize our products could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, there is considerable pressure on academic institutions and other entities to publish discoveries in the genetic field. Such a publication by an academic institution or other entity, prior to our filing of a patent application on such discovery, may compromise our ability to obtain U.S. and foreign patent protection for the discovery.

      We also rely upon unpatented proprietary technologies. We rely on confidentiality agreements with our employees, consultants and collaborative partners to protect such proprietary technology. There can be no assurance that we can adequately protect our rights in such unpatented proprietary technologies, that others will not independently develop substantially equivalent proprietary information or techniques, or otherwise gain access to our proprietary technologies or disclose such technologies.

      The United States Patent and Trademark Office issued new Utility Guidelines in July 1995 that address the requirements for demonstrating utility, particularly in inventions relating to human therapeutics. While the guidelines do not require clinical efficacy data for issuance of patents for human therapeutics, there can be no assurance that the Patent and Trademark Office's interpretations of such guidelines, and any changes to such interpretations will not delay or adversely affect our or our collaborators' ability to obtain patent protection. The biotechnology patent situation outside the United States is even more uncertain and is currently undergoing review and revision in many countries.

TECHNOLOGICAL CHANGES RESULTING IN PRODUCT OBSOLESCENCE

      Market acceptance and sales of our testing services could also be adversely affected by technological change. It is uncertain whether our competitors will succeed in developing genetic susceptibility tests that circumvent or are more effective than our technologies or services. Further, it is uncertain whether such developments would render our or our collaborators' technology or services less competitive or obsolete. Further, our testing services could be rendered obsolete as a result of future innovations in the treatment of gum disease, osteoporosis, coronary artery disease, asthma, diabetic retinopathy or other disease areas in which we have developments. Such innovations could have a significant negative impact on our company's ability to market our services effectively.

LIMITED MARKETING OR SALES EXPERIENCE

      Our business strategy is to provide genetic susceptibility testing services aimed at common diseases that are treatable and preventable. The commercial introduction of the periodontal susceptibility test at the beginning of October 1997 represented our first such effort. In preparation for the launch of the periodontal susceptibility test, we have devoted substantial human and financial resources to the establishment and staffing of a customer service support facility and the building of a sales and marketing infrastructure. However, we have limited experience in developing and commercially marketing susceptibility testing services. It is uncertain whether our customer service support facilities and sales and marketing program will achieve efficient, effective or successful operations. Failure to successfully market such tests could reduce our revenues and may result in losses.

GOVERNMENT REGULATION

      The sampling of blood, saliva or cheek scrapings from patients and subsequent analysis in a clinical laboratory does not, at the present time, require FDA or regulatory authority approval outside the U.S. for either the sampling procedure or the analysis itself. The samples are taken in the healthcare provider's office, using standard materials previously approved as medical devices, such as sterile lancets and swabs. The testing procedure itself is performed in one or more registered, certified clinical laboratories under the auspices of the Clinical Laboratory Improvement Amendments of 1988 ("CLIA"), administered by the Health Care Financing Administration. In general, the federal regulations promulgated pursuant to CLIA governing the approval of laboratory facilities and applicable state and local regulations governing the operation of clinical laboratories apply to our subsidiary which operates a laboratory but not to Medical Science Systems, Inc. Currently our subsidiary operates an approved CLIA laboratory. Additionally, changes in existing regulations could require advance regulatory approval of genetic susceptibility tests which may result in a substantial curtailment or even prohibition of our activities without regulatory approval If our tests ever require regulatory approval, the costs of introduction will increase and marketing and sales may be significantly delayed.

      Although our primary business is to develop genetic susceptibility testing services, we may also develop or assist others to develop, drugs or other treatments for the diseases related to our tests. The FDA and comparable agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the manufacturing and marketing of drug products such as those potentially to be developed by our company or any partner. The process of obtaining FDA and other required regulatory approvals is lengthy and expensive. The time required for FDA approvals is uncertain and typically takes a number of years, depending on the type, complexity and novelty of the product. We may encounter significant delays or excessive costs in our efforts to secure necessary approvals or licenses. Because certain of the products likely to result from our research and development programs involve the application of new technologies and will be based on new approaches, such products may be subject to substantial additional review by various governmental regulatory authorities and as a result, regulatory approvals may be obtained more slowly than for products using more conventional technologies. There can be no assurance that FDA approvals will be obtained in a timely manner, if at all. Any delay in obtaining, or the failure to obtain, such approvals would adversely affect our ability to generate product or product sales. Even if FDA approvals are obtained, the marketing and manufacturing of drug products are subject to continuing FDA and other regulatory review, and later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on the product or manufacturer, including withdrawal of the product from the market. Additional governmental regulations may be promulgated which could delay regulatory approval of our potential products. We cannot predict the impact of adverse governmental regulation which might arise from future legislative or administrative action.

      We intend to generate product revenues from sales outside of the United States. Distribution of our testing services or products outside the United States may be subject to extensive government regulation. These regulations, including the requirements for approvals or clearance to market, the time required for regulatory review and the sanctions imposed for violations, vary by country. It is uncertain whether we will obtain regulatory approvals in such countries or that we will be required to incur significant costs in obtaining or maintaining our foreign regulatory approvals. Failure to obtain necessary regulatory approvals or any other failure to comply with regulatory requirements could result in reduced revenues and increased losses.

PRODUCT LIABILITY EXPOSURE

      Our business exposes us to potential liability risks inherent in the testing and marketing of medical and dental related services or products. It is uncertain whether liability claims will be asserted against us. We have product and professional liability insurance which we believe provides coverage for the testing and commercial introduction of our genetic susceptibility tests. It is uncertain whether we will be able to maintain such insurance on acceptable terms. Any insurance obtained may not provide adequate coverage against potential liabilities. A liability claim, even one without merit, could result in significant legal defense costs thereby increasing our expenses, lowering our earnings and even resulting in losses.

ETHICAL, LEGAL AND SOCIAL IMPLICATIONS OF GENETIC TESTING

      The prospect of broadly available genetic testing has raised issues which are currently being widely discussed by the medical and scientific communities, as well as other interested groups and organizations, regarding the appropriate utilization and the confidentiality of information provided by such testing. The recent movement towards discovery and commercialization of susceptibility tests for assessing a person's likelihood of developing a chronic disease has also focused public and legislative attention on the need to protect the privacy of genetic assessment medical information. With the progression towards more comprehensive record keeping by health insurers and managed care firms, this need has led to a number of legal initiatives. The recently enacted federal health insurance reform law (Health Insurance Portability Act of 1996) recognizes the comparability of information obtained by genetic means to other types of personal medical information. The law prohibits insurance companies from refusing health insurance coverage to individuals on the basis of their medical history, including "genetic information." This legislation also prohibits employees from discrimination in hiring practices on the same basis. This legislation indicates a trend to protect the privacy of patients while allowing them to be screened for conditions which, can be prevented, reduced in severity or cured. In the most extreme scenario, governmental authorities could, for social or other purposes, limit the use of genetic testing or prohibit testing for genetic susceptibility to certain conditions. For these reasons, we could experience a delay or reduction in test acceptance. Such a delay or reduction could reduce our revenues or result in losses.

      We are taking a proactive stance in the ethical arena. We have engaged Dr. Philip Reilly, who is both an M.D. (certified specialist in clinical genetics) and an attorney, to advise us in the area of genetic testing and its ethical, legal and clinical utility ramifications. Additionally, we are currently advising doctors who administer our genetic susceptibility tests to take special efforts to maintain the confidentiality of the test results. Our intent is to avoid information about test results being disclosed to insurers until issues regarding insurability have been fully analyzed and acted upon by the appropriate legislative bodies.

DEPENDENCE ON KEY PERSONNEL AND CONSULTANTS

      Because of the specialized scientific nature of our business, we are highly dependent upon our ability to attract and retain qualified management, scientific and technical personnel. Our company will also be dependent upon the ability to hire qualified marketing and sales personnel. Competition for scientific, marketing and sales personnel is intense. Loss of the services of Dr. Reilly or Dr. Kornman could adversely affect our research and development programs and susceptibility testing service business and could impede the achievement of our business objectives. We do not maintain key man life insurance on any of our personnel.

CONTROL BY EXISTING SHAREHOLDERS

      As of June 17, 1999, our directors, executive officers and certain of their affiliates beneficially owned approximately 42.39% of our outstanding Common Stock. Assuming conversion of the Series A Preferred Stock, our directors, executive officers and certain of their affiliates will beneficially own 22.53% of the then outstanding Common Stock. Accordingly, these shareholders, individually and as a group, may be able to influence the outcome of shareholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our Amended and Restated Articles of Incorporation or Amended and Restated By-Laws and the approval of certain mergers and other significant corporate transactions, including a sale of substantially all of our assets. Such control by existing shareholders could have the effect of delaying, deferring or preventing a change in control.

ABSENCE OF DIVIDENDS

      We have never paid dividends and do not intend to pay any dividends in the foreseeable future.

SHARES ELIGIBLE FOR FUTURE SALE

      There are outstanding stock options and warrants to purchase an aggregate of 2,764,389 shares of Common Stock at various exercise prices per share. No prediction can be made as to the effect, if any, that sales of shares of Common Stock or the availability of such shares for sale will have on the market prices prevailing from time to time. The possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect prevailing market prices for the Common Stock, and could impair the Company's ability to raise capital through the sale of its equity securities.

EFFECT OF PREFERRED STOCK AND DIRECTOR REMOVAL PROVISIONS

      Our Board of Directors is authorized to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by our shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of Preferred Stock that may be issued in the future. While we have no present intention to issue additional shares of Preferred Stock, such issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. In addition, such Preferred Stock may have other rights, including economic rights, senior to the Common Stock. As a result, the issuance of Preferred Stock could decrease the market value of the Common Stock.

      Our Amended and Restated Articles of Incorporation provide that members of the Board of Directors may be removed only for cause upon the affirmative vote of holders of at least a majority of the shares of our outstanding capital stock entitled to vote. Certain other provisions of our Amended and Restated Articles of Incorporation could also have the effect of delaying or preventing changes of control or in management. Such a delay or preventive effect could adversely affect the price of our Common Stock.

                                  THE COMPANY

      Medical Science Systems develops and commercializes genetic diagnostic tests and medical research tools. The Company's efforts are focused on genetic factors that affect the rate of progression of clinical disease through their influence on common host systems. The Company's first genetic test, PST(R), a test predictive of risk for periodontal disease, is currently marketed in the United States, Europe and Israel. Products under development include tests predictive of risk for osteoporosis, coronary artery disease, diabetic retinopathy, asthma, pulmonary fibrosis and meningitis/sepsis. The Company believes by combining genetic risk assessment with specific therapeutic strategies, improved clinical outcomes and more cost-effective management of these common diseases are achieved. MSS also develops and licenses its medical research tools, including BioFusion(R), to pharmaceutical companies. BioFusion, a proprietary enabling system for diagnostic and drug discovery and development, is a computer modeling system that integrates genetic and other sub-cellular behavior, system functions, and clinical symptoms to simulate complex diseases. This system allows useful information to be derived from rapidly increasing databases of gene expression being generated in companies and academic centers worldwide.

      The Company has followed a strategy of working with strategic partners at the fundamental discovery stage. This strategy has given the Company access to discoveries while reducing up-front research expenses. Since 1994, the Company has had a strategic alliance with the Department of Molecular and Genetic Medicine at Sheffield University in the United Kingdom ("Sheffield"). Under this alliance, Sheffield has provided to the Company the fundamental discovery and genetic analysis from Sheffield's research laboratories and the Company has focused on product development, including clinical trials, and the commercialization of these discoveries. The Company has entered into multiple joint development and commercialization project agreements with Sheffield, and anticipates entering into additional collaborative arrangements with Sheffield and other parties in the future.

      In December 1997, the Company entered into an agreement with Medicadent, a French corporation ("Medicadent"), to market and sell PST in France. In August 1998, the Company entered into an agreement with H.A. Systems, Ltd. to market and sell PST in Israel. In March 1999, the Company entered into an agreement with the Straumann Company to market and sell PST in the United States and Puerto Rico. In April 1999, the Company entered into an agreement with AlPharma Inc. to market and sell PST in ten countries in Europe.

      The Company has been awarded four U.S. patents, and has sixteen U.S. patent applications pending. The U.S. Patent & Trademark Office awarded patents to the Company for its osteoporosis and periodontal disease susceptibility tests and two patent awards for its biologic modeling technology called BioFusion(R), which is used by the Company in the discovery, development and commercialization process.

      In November 1997, the Company completed its initial public offering of Common Stock raising gross proceeds of $16.2 million. The Company utilized the proceeds of the offering for sales, marketing and commercial operations for its genetic susceptibility testing business and continued research and development of new genetic susceptibility tests.

      In June 1999, the Company completed a private placement (the "Private Placement") pursuant to which an aggregate 2,200,000 shares of Series A Preferred Stock were issued to the Selling Shareholders. In connection with the Private Placement, the Company issued warrants to purchase up to 1,000,000 shares of Common Stock to some of the Selling Shareholders. Upon ratification of the Private Placement by the shareholders of the Company and the amendment of the Company's Articles of Incorporation to increase the number of authorized shares of Common Stock, each share of Series A Preferred Stock will be converted into five shares of Common Stock.

      The Company's executive offices are located at 100 N.E. Loop 410, Suite 820, San Antonio, Texas 78216, and its telephone number is 210/349-6400. The Company was incorporated in Texas in 1986. We maintain a website at www.medscience.com. On July 21, 1999, the closing bid price of the Common Stock on The Nasdaq SmallCap Market was $2.3125 per share.

                                USE OF PROCEEDS

      The Shares to be sold pursuant to the Prospectus are owned by shareholders of the Company. The Company will not receive any of the proceeds from the sale of the Shares. See "Selling Shareholders."

                             SELLING SHAREHOLDERS

      The table below presents the following information about the number of shares of the Common Stock of the Company which are owned by the Selling
Shareholders: (i) the number of shares the Selling Shareholders beneficially own as of the date of this prospectus, (ii) the percentage of the Company's outstanding shares of Common Stock that the Selling Shareholders beneficially own prior to the offering, (iii) the number of shares that the Selling Shareholders are offering under this prospectus, (iv) the number of shares that the Selling Shareholders will beneficially own after the completion of this offering and (v) the percentage of the Company's outstanding shares of Common Stock that the Selling Shareholders will beneficially own after the completion of the offering.

                                                                    BENEFICIAL OWNERSHIP                       BENEFICIAL OWNERSHIP
                                                                     BEFORE THE OFFERING                       AFTER THE OFFERING(1)
                                                                 ----------------------------                 ----------------------
                                                                  NUMBER          PERCENTAGE      SHARES TO    NUMBER     PERCENTAGE
                    NAME                                         OF SHARES        OF CLASS(2)      BE SOLD    OF SHARES    OF CLASS
                    ----                                         ----------       -----------    ----------   ---------   ----------
Arnold L. Fisher .............................................    1,800,000(3)          10.25%    1,800,000      -0-         -0-
Cathy M. Fine ................................................    1,606,000(4)           9.15%    1,606,000      -0-         -0-
Crocker Enterprises, L.L.C.(5) ...............................    1,100,000(3)           6.26%    1,100,000      -0-         -0-
M&H Investments II, L.P. .....................................    1,000,000(3)           5.70%    1,000,000      -0-         -0-
SMR Partners .................................................      650,000(3)            3.7%      650,000      -0-         -0-
William A. & Susan S. Jolly ..................................      530,000(3)           3.02%      530,000      -0-         -0-
Steven Fisher ................................................      500,000(3)           2.85%      500,000      -0-         -0-
Europa International, Inc. ...................................      400,000(3)           2.28%      400,000      -0-         -0-
Hathaway Partners Investment L.P. ............................      400,000(3)           2.28%      400,000      -0-         -0-
Valor Capital Management L.P. ................................      400,000(3)           2.28%      400,000      -0-         -0-
Ivan C. Fredrickson ..........................................      400,000(3)           2.28%      400,000      -0-         -0-
U. Spencer & Linda K. Allen(6) ...............................      326,709(7)           1.80%      200,000     126,709       *
Edward M. Blair, Jr.(8) ......................................      300,000(3)           1.70%      300,000      -0-         -0-
Delta Associates Ltd. ........................................      270,000(3)           1.53%      270,000      -0-         -0-
Jeffrey Tindell ..............................................      200,000(3)           1.14%      200,000      -0-         -0-
Ralph Balzano ................................................      200,000(3)           1.14%      200,000      -0-         -0-
Jeffrey Peterson .............................................      200,000(3)           1.14%      200,000      -0-         -0-
Margherita Karo ..............................................      200,000(9)           1.14%      200,000      -0-         -0-
IEA Private Investments Ltd. .................................      190,000(3)           1.08%      190,000      -0-         -0-
LuAnne Balzano ...............................................      150,000(3)         *            150,000      -0-         -0-
William A. Jolly .............................................      144,000(10)        *            144,000      -0-         -0-
Jerry Bergson ................................................      110,000(3)         *            110,000      -0-         -0-
Edward T. & Julie M. Kennedy .................................      100,000(3)         *            100,000      -0-         -0-
Peter & Kathleen Rozsa .......................................      100,000(3)         *            100,000      -0-         -0-
Sally Siano ..................................................      100,000(3)         *            100,000      -0-         -0-
Howard Cooper ................................................      100,000(3)         *            100,000      -0-         -0-
Jack Haeflich ................................................      100,000(3)         *            100,000      -0-         -0-
Craig B. & Laura S. Costigan .................................      100,000(3)         *            100,000      -0-         -0-
Marcuard Cook & Cie. S.A .....................................      100,000(3)         *            100,000      -0-         -0-
Joseph E. Sheehan ............................................      100,000(3)         *            100,000      -0-         -0-
Joseph E. Sheehan III Trust ..................................      100,000(3)         *            100,000      -0-         -0-
Zita M. Sheehan Trust ........................................      100,000(3)         *            100,000      -0-         -0-
Samuel Zimetbaum .............................................       50,000(11)        *             50,000      -0-         -0-
                                                                 ----------       -----------    ----------   ---------   ----------
Total ........................................................   12,126,709           69%        12,000,000    126,709        *

------------
* represents less than 1%

(1)   Assumes all shares of Common Stock offered hereby are sold.
(2) Based on 5,558,835 shares of Common Stock of the Company outstanding as of July 14, 1999, plus 12,000,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock and upon exercise of warrants to purchase 1,000,000 shares of Common Stock.
(3) Represents shares of Common Stock issuable upon conversion of the Series A Preferred Stock.
(4) Represents 803,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock and 803,000 shares of Common Stock issuable upon exercise of warrants.

(5) Gary L. Crocker, an executive officer of Crocker Enterprises, L.L.C., was appointed a director of the Company in June 1999.
(6) Mr. Allen serves as Chief Financial Officer, Secretary and Treasurer of the Company.
(7) Includes 3000 shares of Common Stock held by Mr. Allen's spouse. Mr. Allen disclaims beneficial ownership of such shares. Includes 106,747 shares of Common Stock issuable pursuant to options held by Mr. Allen, 10,000 shares of Common Stock issuable pursuant to warrants held by Mr. Allen and 200,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock.
(8)   Mr. Blair was appointed a director of the Company in June 1999.
(9) Represents 100,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock and 100,000 shares of Common Stock issuable upon exercise of warrants.
(10) Represents 72,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock and 72,000 shares of Common Stock issuable upon exercise of warrants.
(11) Represents 25,000 shares of Common Stock issuable upon conversion of the Series A Preferred Stock and 25,000 shares of Common Stock issuable upon exercise of warrants.

      In June 1999, the Company completed a private placement (the "Private Placement") pursuant to which an aggregate 2,200,000 shares of Series A Preferred Stock were issued to the Selling Shareholders. In connection with the Private Placement, the Company issued warrants to purchase up to 1,000,000 shares of Common Stock to some of the Selling Shareholders. Upon ratification of the Private Placement by the shareholders of the Company and the amendment of the Company's Articles of Incorporation to increase the number of authorized shares of Common Stock, each share of Series A Preferred Stock will be converted into five shares of Common Stock. The Company has scheduled an annual meeting of its shareholders on August 20, 1999 to obtain such shareholder approval. Assuming the conversion of the Series A Preferred Stock and the exercise of such warrants, the Selling Shareholders will hold an aggregate 12,000,000 shares of Common Stock, which are being offered hereby.

                             PLAN OF DISTRIBUTION

      All 12,000,000 shares of Common Stock being registered hereby are being registered on behalf of the Selling Shareholders. All of such shares of Common Stock are to be issued by us upon conversion of the shares of Series A Preferred Stock issued in the Private Placement and upon exercise of the warrants issued in connection with the Private Placement. MSS will receive no proceeds from this offering, except to the extent the holders of the warrants do not exercise such warrants pursuant to the cashless exercise provision of such warrants. If all of such warrants are not exercised pursuant to the cashless exercise provision, the Company will receive $500,000 in proceeds from the exercise of such warrants. As used herein, the term "Selling Shareholders" includes donees and pledgees selling Shares received from the Selling Shareholders after the date of this Prospectus.

      The Selling Shareholders will act independently of MSS in making decisions with respect to the timing, manner and size of each sale. The Selling Shareholders may choose to sell the Shares from time to time at market prices prevailing at the time of the sale, at prices related to the then prevailing market prices or in negotiated transactions, including pursuant to an underwritten offering or pursuant to one or more of the following methods:

      o a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal in order to facilitate the transaction,

      o purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus, and

      o ordinary brokerage transactions and transactions in which the broker solicits purchasers.

      In connection with the sale of the Shares, the Selling Shareholders may engage broker-dealers who in turn may arrange for other broker-dealers to participate. Broker-dealers may receive commissions or discounts from the Selling Shareholders in amounts to be negotiated immediately prior to the sale. In addition, underwriters or agents may receive compensation from the Selling Shareholders or from purchasers of the Shares for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they act as agents. The Selling Shareholders, underwriters, brokers, dealers and agents that participate in the distribution of the Shares may be deemed to be underwriters, and any discounts or commissions received by them from the Selling Shareholders and any profit on the resale of the Shares by them may be deemed to be underwriting discounts and commissions under the Securities Act.

      At the time a particular offer of Shares is made, to the extent required, a supplement to this Prospectus will be distributed which will identify and set forth the aggregate amount of Shares being offered and the terms of the offering. Such supplement will also disclose the following information:

      o     the name or names of any underwriters, dealers or agents,

      o the purchase price paid by any underwriter for Shares purchased from the Selling Shareholders,

      o any discounts, commissions and other items constituting compensation from the Selling Shareholders and/or MSS, and

      o any discounts, commissions or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public.

      We have agreed to indemnify the Selling Shareholders in certain circumstances against certain liabilities, including liabilities under the Securities Act. The Selling Shareholders have agreed to indemnify MSS in certain circumstances against certain liabilities, including liabilities under the Securities Act.

      Each Selling Shareholder also may resell all or a portion of the Shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided he she or it meets the criteria and conforms to the requirements of such Rule.

      The Selling Shareholders and any other persons participating in the sale or distribution of the Shares being registered hereby will be subject to the provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, to the extent applicable. The foregoing provisions may limit the timing of purchases and sales of any of the Shares by the Selling Shareholders or any other such person. This may affect the marketability of the Shares. The Selling Shareholders also will comply with the applicable prospectus delivery requirements under the Securities Act in connection with the sale or distribution of the Shares hereunder.

      In order to comply with certain states' securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the Shares may not be sold unless the Shares have been registered or qualified for sale in such state, unless an exemption from registration or qualification is available and is obtained.

      We will bear all out-of-pocket expenses incurred in connection with the registration of the Shares, including, without limitation, all registration and filing fees imposed by the Commission, The Nasdaq Stock Market, Inc. and blue sky laws, printing expenses, transfer agents' and registrars' fees, and the fees and disbursements of our outside counsel and independent public accountants. The Selling Shareholders will bear all underwriting discounts and commissions and transfer or other taxes.

             DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                        FOR SECURITIES ACT LIABILITIES

      Article Eight of the Company's Amended and Restated Articles of Incorporation ("Article Eight") eliminates the personal liability of a director to the Company or its shareholders for monetary damages for an act or omission in a director's capacity as a director, except under certain circumstances. Directors remain liable for (i) a breach of a director's duty of loyalty to the Company or its shareholders; (ii) an act or omission not in good faith that constitutes a breach of duty of that director to the Company or an act or omission that involves intentional misconduct or a knowing violation of the law;
(iii) a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; or (iv) an act or omission for which the liability of a director is expressly provided for by an applicable statute.

      Article Eight further provides that future repeal or amendment of its terms will not adversely affect any rights of directors existing thereunder with respect to acts or omissions occurring prior to such repeal or amendment. Article Eight also incorporates any future amendments to Texas law which further eliminate or limit the liability of directors.

      Article V of the Company's Amended and Restated Bylaws provides that the Company shall indemnify any person to whom, and to the extent, indemnification may be granted pursuant to Article 2.02-1 of the Texas Business Corporation Act.

      The Company maintains directors' and officers' liability insurance that covers the directors and officers of the Company.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors and officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                 LEGAL MATTERS

      The validity of the securities offered hereby will be passed upon by Fulbright & Jaworski L.L.P., counsel to the Company.

                                    EXPERTS

      The consolidated financial statements included in the Company's Annual Report on Form 10-KSB/A for the fiscal year ended December 31, 1998, and December 31, 1997, incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, and Singer Lewak Greenbaum & Goldstein LLP, independent public accountants, respectively, to the extent and for the periods set forth in their respective reports incorporated herein by reference, and are incorporated herein in reliance upon the authority of such firms as experts in giving said reports. Reference is made to Arthur Andersen LLP's report dated February 19, 1999, which includes an explanatory paragraph with respect to the uncertainty regarding the Company's ability to continue as a going concern as discussed in Note 1 to the financial statements for the year ended December 31, 1998.

NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN
AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS,                                              12,000,000 SHARES
AND, IF GIVEN OR MADE, SUCH INFORMATION OR
REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING
BEEN AUTHORIZED BY THE COMPANY.  THIS PROSPECTUS
DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION
OF AN OFFER TO BUY, THE SECURITIES OFFERED HEREBY IN                                            MEDICAL SCIENCE
ANY JURISDICTION TO ANY PERSON TO WHOM IT IS                                                     SYSTEMS, INC.
UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH
JURISDICTION.  NEITHER THE DELIVERY OF THIS PROSPECTUS
NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY
CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE                                                    COMMON STOCK
INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY
TIME SUBSEQUENT TO ITS DATE.


          ------------------------------------------                                              ------------


                                                                                              P R O S P E C T U S
                       TABLE OF CONTENTS
                                                          PAGE
Available Information................................       2                                    JULY 23, 1999
Incorporation of Certain Documents
  by Reference.......................................       2
Special Note Regarding Forward-Looking
  Statements.........................................       3                                     ------------
Risk Factors.........................................       3
The Company........................................        10
Use of Proceeds....................................        11
Selling Shareholders.................................      12
Plan of Distribution................................       13
Disclosure of Commission Position on
  Indemnification for Securities Act
  Liabilities.......................................       14
Legal Matters.......................................       15
Experts.............................................       15


==============================================================           ===========================================================

                                    PART II

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

            The estimated expenses in connection with this offering are:

            Commission registration fee                              $8,027.25
            Legal fees and expenses*                                  5,000.00
            Miscellaneous*                                              500.00
            Total                                                   $13,527.25
                                                                    ==========
            --------------------
            *  Estimated

            The Company has agreed to pay all the costs and expenses of this offering.

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Article 2.02-1 of the Texas Business Corporation Act provides that any director or officer of a Texas corporation may be indemnified against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him in connection with or in defending any action, suit or proceeding in which he is a party by reason of his position. With respect to any proceeding arising from actions taken in his official capacity, as a director or officer, he may be indemnified so long as it shall be determined that he conducted himself in good faith and that he reasonably believed that such conduct was in the corporation's best interests. In cases not concerning conduct in his official capacity as a director or officer, a director may be indemnified as long as he reasonably believed that his conduct was not opposed to the corporation's best interests. In the case of any criminal proceeding, a director or officer may be indemnified if he had no reasonable cause to believe his conduct was unlawful. If a director or officer is wholly successful, on the merits or otherwise, in connection with such a proceeding, such indemnification is mandatory.

      The Company's Amended and Restated Articles of Incorporation and Bylaws provide for indemnification of its present and former directors and officers. The Company's Bylaws further provide for indemnification of officers and directors against reasonable expenses actually incurred in connection with the defense of any such action, suit or proceeding in advance of the final disposition of the proceeding.

      The Amended and Restated Articles of Incorporation of the Company contain a provision that limits the liability of the Company's directors as permitted under Texas law. The provision eliminates the liability of a director to the Company or its shareholders for monetary damages for an act or omission in the director's capacity as a director. The provision does not affect the liability of a director for (i) a breach of a director's duty of loyalty to the Company or its shareholders; (ii) an act or omission not in good faith that constitutes a breach of duty of that director to the Company or an act or omission that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; or (iv) an act or omission for which the liability of a director is expressly provided by an applicable statute.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

      The Registrant maintains directors' and officers' liability insurance that covers the directors and officers of the Registrant.

ITEM 16.    EXHIBITS.

EXHIBIT NO.                        EXHIBIT

     5.1 Opinion of Fulbright & Jaworski L.L.P. regarding legality (filed herewith)

    23.1    Consent of Fulbright & Jaworski L.L.P. (contained in Exhibit 5.1)

    23.2    Consent of Arthur Andersen LLP (filed herewith)

    23.3    Consent of Singer Lewak Greenbaum & Goldstein LLP (filed herewith)

    24.1    Power of Attorney (included on signature page).

ITEM 17.    UNDERTAKINGS.

    (a) The undersigned Registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

            (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof; and

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

      (c) The undersigned Registrant hereby undertakes that, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio and State of Texas the 23rd day of July, 1999.


                                    MEDICAL SCIENCE SYSTEMS, INC.


                                    By: /S/ U. SPENCER ALLEN
                                            U. Spencer Allen
                                            Chief Financial Officer, Secretary
                                            and Treasurer

                               POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Philip R. Reilly and U. Spencer Allen, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same and all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                                TITLE                        DATE
---------                                -----                        ----

/S/ PHILIP R. REILLY          Chairman of the Board and          July 23, 1999
Philip R. Reilly              Interim Chief Executive Officer
                              (Principal Executive Officer)

/S/ KENNETH S. KORNMAN        Interim President, Chief           July 23, 1999
Kenneth S. Kornman            Scientific Officer
                              and a Director

/S/ U. SPENCER ALLEN          Chief Financial Officer,           July 23, 1999
U. Spencer Allen              Secretary and Treasurer
                              (Principal Financial and
                              Accounting Officer)

/S/ THOMAS A. MOORE           Director                           July 23, 1999
Thomas A. Moore

/S/ EDWARD M. BLAIR, JR.      Director                           July 23, 1999
Edward M. Blair, Jr.

/S/ GARY L. CROCKER           Director                           July 23, 1999
Gary L. Crocker

                                EXHIBIT INDEX



EXHIBIT NO.                        EXHIBIT                                 PAGE

  5.1  Opinion of Fulbright & Jaworski L.L.P. regarding legality (filed
       herewith)                                                           II-6

 23.1  Consent of Fulbright & Jaworski L.L.P. (contained in Exhibit 5.1)   II-6

 23.2  Consent of Arthur Andersen LLP (filed herewith)                     II-7

 23.3  Consent of Singer Lewak Greenbaum & Goldstein LLP (filed herewith)  II-8

 24.1  Power of Attorney (included on signature page).                     II-3